

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 8, 2025

Dalia Osman Blass
Sullivan & Cromwell LLP
1700 New York Avenue, N.W.
Suite 700
Washington, D.C. 20006-5215

    Re: <u>Allianz SE: Section 9(a) of the Investment Company Act of 1940 (File No. 812-15337)</u>

Dear Ms. Blass:

    We confirm receipt of your letter dated July 7, 2025. We understand that your client will be proceeding on the basis described in your letter. Based solely on the information provided in your letter, we do not object and have no further questions.

               /s/ Marc Mehrespand

               Marc Mehrespand
               Acting Assistant Chief Counsel
               Division of Investment Management
               Chief Counsel's Office

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-202-956-7500
FACSIMILE: 1-202-956-7676
WWW.SULLCROM.COM

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Washington, D.C. 20006-5215

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July 7, 2025

Holly Hunter-Ceci
Chief Counsel,
Division of Investment Management,
Securities and Exchange Commission,
100 F Street, NE,
Washington, DC 20549.

      Re: Allianz SE: Section 9(a) of the 1940 Act (File No. 812-15337)

Dear Ms. Hunter-Ceci:

We write on behalf of Allianz SE and its current and future affiliates (together, the "Allianz Entities") to inform you that Allianz Global Investors U.S. LLC ("AGI US") has been terminated as a legal entity. As a result, the Allianz Entities that were formerly disqualified under Section 9(a)(3) of the Investment Company Act of 1940, as amended (the "1940 Act"), due to their affiliation with AGI US are no longer subject to (i) disqualification under Section 9(a)(3) and (ii) the 9(c) Order.[1]

Factual Updates

We note the following factual developments that have occurred since AGI US became subject to disqualification under Section 9(a)(1) of the 1940 Act and the issuance of the 9(c) Order:

- Within 10 weeks of the AGI US becoming subject to disqualification under Section 9(a)(1) of the 1940 Act, Allianz SE completed the sale (or, in some cases, dissolution) of the U.S. registered fund business of AGI US to third parties.

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[1]   In the Matter of Allianz Global Investors U.S. LLC, et al, (File No. 812-15337, Release Nos. IC-34587 (May 17, 2022) (notice and temporary order) and 34616 (June 14, 2022) (permanent order) (together, the "9(c) Order").

- By May 2023, AGI US had fully exited its remaining private fund and separately managed accounts businesses and withdrew its registration with the SEC as an investment adviser. Following that date, AGI US did not engage in any further asset management activities (or any other business) – rather, it existed solely for the purpose of resolving all remaining tasks required prior to cancellation, including resolving or moving all vendor contracts to other entities and analyzing and preparing corporate books and records relating to any residual liabilities.
- AGI US's Certificate of Formation was cancelled on June 14, 2024.[2] As a result, AGI US has ceased to exist as a legal entity.

Legal Analysis

Section 9(a)(1) of the 1940 Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any open-end fund, unit investment trust or face amount certificate company if the person "within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person's conduct" as a broker, dealer, investment adviser or bank, among other things. Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company any "affiliated person" of which is disqualified under the provisions of Section 9(a)(1). "Affiliated person" is defined in Section 2(a)(3) of the 1940 Act to include, among others, "(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . ."

As we have discussed with the staff of the Division of Investment Management ("Staff"), our view is that, in the absence of an "affiliated person" that is subject to disqualification under Section 9(a)(1) or 9(a)(2), Section 9(a)(3) by its terms does not apply. Accordingly, we believe that, because AGI US has been terminated as a legal entity, Allianz SE and the Allianz Entities no longer have any "affiliated person" that is subject to a conviction or injunction that would lead to disqualification under Section 9(a)(1) or Section 9(a)(2).

Therefore, in our view, under a plain reading of the statutory language, the Allianz Entities are no longer subject to (i) disqualification under Section 9(a)(3) of the Act and (ii) the 9(c) Order.[3] We have discussed our reading of the statutory language with the Staff. Accordingly, barring any objections or further questions from the Staff, the Allianz

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[2] On June 14, 2024 at 1:04 pm, AGI US filed a Certificate of Cancellation with the Secretary of State of the State of Delaware, in accordance with the provisions of 6 Del. C. § 18-203, to cancel its Certificate of Formation. The Certificate of Cancellation states that "[t]his Certificate of Cancellation shall be effective immediately upon filing."

[3] Allianz Investment Management LLC, Allianz Life Financial Services, LLC, Allianz Life Insurance Company of North America, Allianz Life Insurance Company of New York, Pacific Investment Management Company LLC and PIMCO Investments LLC were granted permanent exemption under the 9(c) Order. As a result of the dissolution of AGI US, these entities would not be subject to disqualification under Section 9(a)(3) of the 1940 Act, and therefore these entities no longer need to rely upon the 9(c) Order or comply with any conditions of the 9(c) Order.

Entities intend to cease compliance with the 9(c) Order and will not consider themselves disqualified under Section 9(a)(3). We request that the Staff confirm receipt of this letter.

If you have any questions about this matter, please contact me at 202-956-7594.

Sincerely,

Dalia Osman Blass

cc:

Frederick Wertheim
Ken Li
Marie-Louise Huth